Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-194214 on Form S-8 of The Coca-Cola Company, dated February 28, 2014, of our report dated June 28, 2016, with respect to the statements of net assets available for benefits of Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the annual report on Form 11-K of Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan for the year ended December 31, 2015.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 28, 2016